Exhibit 99.1

CONCHA Y TORO ANNOUNCES NEW  DISTRIBUTION
STRUCTURE FOR  THE UNITED STATES

Santiago, July 14, 2011: Concha y Toro, Latin America’s leading wine exporter and one of the world’s most important wine marketers, today announced the creation of Excelsior Wine Company, a marketing and sales partnership between Concha y Toro and Banfi Vintners, the winery’s exclusive US importer.  Dedicated exclusively to the US market, Excelsior will distribute the Chilean wines of Concha y Toro and those of its Argentine subsidiary Trivento, along with the wines of Little Black Dress and Five Rivers from California. Under this long-term arrangement, Excelsior will be jointly managed by both companies.

James Mariani and Cristina Mariani-May, co-CEOs of Banfi Vintners, said that “this union changes the way we go to market together as an importer and a producer.  They are designed to best focus on brand priorities, sensitive to the needs of the trade and, above all, the consumer.”

The distribution of all other Fetzer Vineyards brands will be carried out through a separate marketing and sales structure at Fetzer, which was recently acquired by Concha y Toro. The Fetzer Vineyards Company will directly manage the sales and marketing of the Fetzer, Bonterra, Jekel, Sanctuary and Bel Arbor brands.

“At a time when competitors are down-sizing in the global industry, two dynamic companies are growing and expanding, investing in resources and joining resources to benefit the entire industry. We are particularly pleased to extend the partnership between Concha y Toro and Banfi, a relationship that has strengthened over two decades. On the other side, the new marketing and sales structure of Fetzer Vineyards Company will enable us to maximize its potential and presence in both the US and internationally”, said Eduardo Guilisasti, Viña Concha y Toro’s CEO.

About Concha y Toro
Founded in 1883, Viña Concha y Toro is Latin America’s leading producer and occupies an outstanding position among the world’s most important wine companies, currently exporting to 135 countries worldwide. Uniquely, it owns around 9,500 hectares of prime vineyards, which allows the company to secure the highest quality grapes for its wine production. Concha y Toro’s portfolio includes a wide range of successful brands at every price point, from the top of the range Don Melchor to the flagship brand Casillero del Diablo. The Company has 3,162 employees and is headquartered in Santiago, Chile.

About Banfi
Banfi Vintners was founded in New York in 1919 by John F. Mariani, Sr. and built into America’s leading wine marketer for the past four decades by his sons, John and Harry Mariani, fathers of Cristina and James, respectively, and founders of Castello Banfi and Vigne Regali.  The Marianis also own Washington State’s Pacific Rim, which is marketed and distributed separately by the Pacific Rim Winemakers Company. Banfi became Concha y Toro’s exclusive US importer in 1988.